Laxague Law, Inc.

1 East Liberty, Suite 600

Reno, NV 89501

(775) 234-5221

Email: joe@laxaguelaw.com

VIA EDGAR

December 21, 2017

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Mail Stop 3561

Washington, D.C. 20549

Attn: John Reynolds, Assistant Director

Re:	Rocky Mountain High Brands, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed December 7, 2017 File No. 333-221273

Dear Mr. Reynolds:

We write on behalf of Rocky Mountain High Brands, Inc. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated December 18, 2017, commenting on Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed December 7, 2017 (the “Registration Statement”).

Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

General

1.                  Please update the stock price on the cover page as of the most recent practicable date and revise page 7 and elsewhere to the extent disclosure is tied to the trading price. In this regard, we note the revised disclosure on page 20 of your expectation “to fund operational and investing needs” with the EFA. Please quantify the amounts you expect to be able to raise under current and assumed trading prices.

Response: In response to this Comment, the Company intends to amend the Registration Statement on the cover page, and elsewhere where pertinent, to reflect its December 20, 2017 market closing price of $0.0168 per share. Further, the Company intends to amend its disclosure on page 20 to reflect the potential total proceeds to be received under the EFA under a range of trading prices, including the $0.0168 December 20, 2017 closing price and prices which are 30% greater and lesser than such price in order to reflect a range of possibilities depending on the price fluctuations which are typical of its common stock. The intended tabular disclosure for this item is as follows:

John Reynolds United States Securities and Exchange Commission December 21, 2017 Page 2 of 4

	@ 80% of	@ 80% of	@80% of
	Close	Close (+30%)	Close (-30%)
Closing Stock Price – 12/20/17	$0.01680	$0.01680	$0.01680
As Adjusted for Discount	$0.01344	$0.01747	$0.00941
Registered Shares	250,000,000	250,000,000	250,000,000
Total Proceeds	$3,360,000	$4,368,000	$2,352,000

Our Transactions with GHS, page 6

2.                  We note your response to comment 1 and have the following additional comments. First, we note the installment payments on your notes beginning in April 2018. Please disclose whether you have the ability to repay the indebtedness to GHS without recourse to monies to be received under the investment agreement and whether the amount of indebtedness will be reduced or relieved by the issuance of shares under the investment agreement.

Response: In response to this Comment, the Company intends to amend the Registration Statement to add disclosure regarding the Master Manufacturer Agreement (the “Agreement”) with CBD Alimentos SA de CV (“CBD”) recently reported in its Current Report on Form 8-K filed December 15, 2017. The Agreement, which calls for a minimum of 16 million cans of beverages to be supplied per year with an 8 million can initial order, will significantly expand the Company’s sales. The Company believes that revenues to be received from CBD under the Agreement, in combination with the Company’s other revenues, will be sufficient to fund required installment payments under the Notes. The Company intends to include the following tabular disclosure setting forth its expected revenues under the Agreement with CBD:

	Q1	Q2	Q3	Q4
	2018	2018	2018	2018	2018
Cans Sold	8,000,000	2,000,000	4,000,000	2,000,000	16,000,000
Company Margin	$0.05	$0.05	$0.05	$0.05	$0.05
Proceeds	$400,000	$100,000	$200,000	$100,000	$800,000

3.                  Additionally, we note your amended notes with GHS allow for conversion in the event of default. It appears that in the event of default, GHS will be able to convert the notes in full or in part based on the trading price during a 15 day period. Therefore, it appears GHS has further investment decisions to be made with respect to a significant number of common shares, which could be sold to pay for the shares in the equity line. Please advise us why you believe the investor is irrevocably committed to acquire all the shares of common stock under the combined note and equity line financing such that the private offering should be considered completed prior to the filing of the registration statement.

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John Reynolds United States Securities and Exchange Commission December 21, 2017 Page 3 of 4

Response: In response to this Comment, the Company and GHS intend to amend the Notes such that no conversion decisions will be left in the discretion of GHS. Specifically, under the contemplated amendments: (i) the Notes will, in the event of default, be convertible to common stock solely at the option of the Company and at the discount rate reflected in the original Notes, and (ii) installment payments under the Notes may, in the sole option of the Company, be payable in whole or in part in common stock valued at the discount rate reflected in the original Notes.

The Company believes that, as so modified, the Notes will not leave GHS with any investment decisions to be made with regard to either: (i) the EFA shares offered under the Registration Statement, or (ii) shares to be issued in payment of the Notes, if any. All issuances to GHS under the Notes and the EFA will be in the sole discretion of the Company, with GHS irrevocably committed to purchase any and all shares put to it by the Company in compliance with the terms of the equity line or the Notes.

4.                  Please disclose the material terms of the amended GHS notes, including a description of the conversion right provision in the event of default, an explanation of the events of default and the installment payments. Please also disclose whether the convertible notes are currently in default.

Response: In response to Comment, the Company intends to include a statement that the Notes are not currently in default. Further, the Company intends to include the following disclosure regarding the material terms of the Notes, as modified and to-be-modified:

“Were have issued two Secured Promissory Notes in the amount of $250,000 (the “Notes”), originally dated October 12, 2017 and November 2, 2017, respectively. The material terms of the Notes, as amended, are as follows: The Notes are due nine (9) months from the original date of issue, bear interest at an annual rate of ten percent (10%), and are secured by all of our assets. Installment and final balloon payments are due under the Notes as follows:

October 12, 2017 Note	November 2, 2017 Note
$50,000 on or before April 12, 2018	$50,000 on or before May 2, 2018
$50,000 on or before May 12, 2018	$50,000 on or before June 2, 2018
$50,000 on or before June 12, 2018	$50,000 on or before July 2, 2018
Balance due July 12, 2018	Balance due August 2, 2018

Events of default under the Notes include: (i) failure to pay installments when due, (ii) failure to timely deliver shares of common stock in the event that we have elected such conversion and sent notice of such to GHS, (iii) breach of representations or warranties made in the Notes, (iv) receivership, bankruptcy, or liquidation, (v) our failure to comply with the reporting requirements of the Exchange Act, and (vi) failure to maintain OTC quotation of our common stock.

In the event of our default, the GHS Note will bear interest at an annual rate of 20% and the balances due under the Notes will be accelerated. Further, a default penalty of 50% will apply to the outstanding balances and GHS may, as a secured creditor, enforce its lien on our assets and liquidate them under Article 9 of the Uniform Commercial Code.

At our sole option in the event of default, the Notes will be convertible to common stock valued at thirty percent (30%) discount from of the lowest trading price for our common stock during the ten (10) trading days immediately preceding a conversion date. Further, installment payments under the Notes may, at our sole option, be payable in whole or in part in common stock valued in the same fashion.”

Selling Stockholder, page 15

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John Reynolds United States Securities and Exchange Commission December 21, 2017 Page 4 of 4

5.                  We note that your equity financing agreement does not allow for the agreement to be assigned. However, on page 15 you state that the selling stockholder includes “donees, pledgees, transferees or other successors-in-interest” and that you have “prepared this prospectus to allow the selling stockholder or its successors, assignees....” Please revise.

Response: In response to this Comment, the Company intends to amend the Registration Statement to remove any references to the selling stockholder’s transferees, successors, or similar terms.

Please feel free to contact me should you require additional information at (775) 234-5221 or joe@laxaguelaw.com.

LAXAGUE LAW, INC.

By: /s/ Joe Laxague

Joe Laxague, Esq.

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